Filed Pursuant to 424(b)(3)
Registration No. 333-88840

PROSPECTUS

16,286,208 Shares

SONICblue Incorporated

Common Stock

     The selling stockholders identified in this prospectus may sell up to 16,286,208 shares of our common stock The selling stockholders may offer and sell their shares in public or private transactions, or both. These sales may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices.

     The selling stockholders may sell shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares, or both. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. Our common stock is traded on the Nasdaq National Market under the symbol “SBLU.” The last reported sale price of our common stock on the Nasdaq National Market on June 6, 2002 was $1.15 per share.

     Investing in our common stock involves a high degree of risk. You should carefully read and consider the “Risk Factors” beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 7, 2002

SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
PROCEEDS FROM THE OFFERING
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should assume that the information appearing in this prospectus or any documents incorporated by reference is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

     This summary contains basic information about us. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read carefully the entire prospectus, including the section entitled “Risk Factors” and the documents incorporated by reference in the prospectus, before making an investment decision.

     SONICblue is a leader in the converging Internet, digital media, entertainment and consumer electronics markets. Working with partners that include some of the better-known brands in consumer electronics, such as Motorola, Panasonic and Samsung, SONICblue creates and markets products designed to let consumers enjoy all the benefits of a digital home and connected lifestyle. SONICblue’s products include Rio digital audio players; Go-Video Dual-Deck VCRs and integrated DVD/VCRs; and ReplayTV personal television technology and software solutions.

     Rio. Since introducing the industry’s first portable MP3 player in 1998, SONICblue has introduced an extensive array of portable and home audio solutions. SONICblue’s most recent Rio portable products include Rio 800 flash players, the RioVolt line of CD-based players and the Rio Riot hard drive-based player. SONICblue’s most recent Rio home audio product is the Rio Central: The Advanced Digital Audio Center.

     Go-Video. SONICblue’s Go-Video family of consumer electronics products centers around its innovative “dual” video products that include its line of Dual-Deck VCRs and Dual-Deck DVD/VCRs. Recently, SONICblue expanded its Go-Video product family beyond “dual” products to include all-in-one home theater systems, as well as stand-alone DVD players.

     ReplayTV. SONICblue’s ReplayTV family includes digital video recorder, or DVR, products, including a broadband and network-enabled DVR. In addition to products and services, SONICblue also licenses its ReplayTV technology and software to other companies seeking to implement DVR solutions.

     SONICblue sells its products through retailers, distributors, e-commerce websites, including its own on-line e-store, mail order catalogs and national reseller organizations. Headquartered in Santa Clara, California, SONICblue has sales, marketing, customer care and technical facilities in several locations including Oregon, Arizona, France, Germany, Japan and the U.K.

     SONICblue was incorporated as S3 Incorporated on January 9, 1989 in the State of Delaware and changed its name to SONICblue Incorporated in November 2000. Our executive offices are located at 2841 Mission College Boulevard, Santa Clara, California 95054 and our telephone number is (408) 588-8000.

     All references to “SONICblue,” “we,” “us,” “our” or the “Company” mean SONICblue Incorporated and its subsidiaries, except where it is made clear that the terms mean only the parent company.

     SONICblue, RioVolt, RioRiot and Rio, are trademarks of SONICblue Incorporated. ReplayTV is a registered trademark of ReplayTV, Inc. Go-Video is a registered trademark of Sensory Science Corporation. Other trademarks referenced herein are the property of their respective owners.

RISK FACTORS

Because SONICblue’s largest financial asset is its shares of United Microelectronics Corporation, the volatility of SONICblue common stock and available cash may be influenced by the volatility of UMC’s stock price. SONICblue’s ability to sell its UMC shares is subject to lockup and pledge restrictions.

     SONICblue’s largest financial asset is its UMC shares. The market price of UMC’s stock is subject to volatility due to general market conditions as well as actual or anticipated changes in UMC’s business prospects or quarterly or yearly operating results. Because the UMC shares are SONICblue’s largest asset, when the price per share of UMC’s stock increases or declines, the price of SONICblue’s common stock on the Nasdaq National Market tends to follow changes in UMC’s stock price. Fluctuations in the price of SONICblue common stock caused by changes in UMC’s stock price may or may not reflect SONICblue’s actual or anticipated business prospects or quarterly results. Also, fluctuations in UMC’s stock price may cause fluctuations in SONICblue’s stock price when there is no material news regarding SONICblue or any change in its results.

     In addition, due to Taiwan governmental restrictions, as of March 31, 2002, approximately 101 million of SONICblue’s UMC shares are subject to lockup restrictions, which are being released over a three-year period ending in January 2004. As a result, SONICblue’s ability to sell its UMC shares is limited.

     SONICblue’s repayment obligation on its 7 3/4% secured senior subordinated convertible debentures due 2005 will be secured by a pledge of 21,426,586 of its UMC shares on July 17, 2002. The institutional investors that purchased the debentures also have an option to purchase these UMC shares from SONICblue. In addition, pursuant to a loan covenant, SONICblue must certify each month that a portion of its UMC shares with a value equal to at least $40.0 million is free of all liens, claims and encumbrances. However, in lieu of making the certification, SONICblue may deliver to the lender an irrevocable standby letter of credit in the amount of $10.0 million.

SONICblue experienced net operating losses in the past and may experience net operating losses again in the future.

     SONICblue had a net loss of $16.6 million for the first quarter 2002 and $756.2 million for the year ended December 31, 2001, primarily resulting from the recognition of a loss of $561.6 million related to the decline in value of its UMC shares. SONICblue had net income of $312.8 million for the year ended December 31, 2000, primarily from recognizing a gain of $869.4 million on the UMC shares but not as a result of income from operations. SONICblue had a net loss of $30.8 million for 1999. With the completion of the transfer of SONICblue’s graphics chips business, SONICblue’s ability to achieve operating profitability depends primarily on its success in refocusing its business resources and in executing its business plan for its refocused business. In addition, SONICblue must achieve positive gross margins at a level sufficient to offset its operating expenses. SONICblue experienced negative gross margins in 2000 and in the first six months of 2001 and could continue to experience negative gross margins. SONICblue cannot assure you that it will be able to maintain the positive gross margins it achieved in the last six months of 2001, nor can SONICblue assure you that it will be able to achieve operating profitability. If SONICblue is unable to achieve operating profitability or incurs future losses and negative cash flow, its stock price would likely decline.

SONICblue has recently changed the focus of its business and may be unsuccessful or experience difficulties in implementing this change. If this occurs, SONICblue may not be able to achieve operating profitability.

     In January 2001, SONICblue completed the transfer of its graphics chips business to S3 Graphics Co., Ltd., a joint venture between VIA Technologies, Inc. and a wholly owned subsidiary of SONICblue. Concurrently, SONICblue realigned its resources to focus on the converging Internet, digital media, entertainment and consumer electronics markets. To that end, SONICblue recently completed acquisitions of Sensory Science Corporation and ReplayTV, Inc., both of which are in the consumer electronics and digital media industries. SONICblue has a limited operating history with these markets, and its shift in focus may prove to be unsuccessful. In connection with this shift in focus, it may be necessary to implement new business processes and internal controls. In addition, the convergence of these industries is new and continually evolving. SONICblue must compete with larger, more established competitors in these markets, and SONICblue may be unable to achieve market success. SONICblue’s profitability depends on its ability to successfully implement its new business strategy.

SONICblue develops audio products for a new market, which may not develop if consumers do not accept digital audio as their preferred method of listening to music. Similarly, the market for ReplayTV digital video recorders may not develop if consumers do not accept personal television.

     The market for digital audio products is new and evolving. SONICblue’s digital audio products play music that consumers download from the Internet or CDs. The success of SONICblue’s digital audio products depends in part on consumers using the Internet, rather than using solely traditional sources, such as record stores where they buy CDs or cassette tapes, as a source of music. If consumers do not access music on the Internet, or from their CDs, and download it for use on SONICblue’s digital audio products, a market for SONICblue’s digital audio products may not develop or may be limited. ReplayTV digital video recorders are part of a new and largely untested market for personal television. If television viewers do not accept and demand ReplayTV products and services, the market for ReplayTV products will be limited.

A reduction in the availability or ease of downloading music from the Internet will hurt the sales of SONICblue’s products.

     SONICblue’s digital audio products play music downloaded from the Internet and CDs. Currently, a variety of litigation is pending that could decrease the availability of downloadable music available on the Internet. For example, members of the music and film industries have filed lawsuits against companies that offer file transfer services over the web. These lawsuits maintain that the swapping of music between different users free of charge is a violation of the copyright laws in the United States. If the members of the music and film industries prevail in such litigation, and companies are forced to limit the selection of music available for download or are forced to go out of business, there would be a reduction in the amount of music available to consumers on the Internet.

     Some web sites and record companies are working to provide fee-based downloading of copyright protected music files. If these web sites are unsuccessful in providing copyright-protected music files or if consumers find the downloading too difficult or expensive, acceptance of the Internet as a source of music would decline. In addition, the rate at which the major record companies make their music available for digital purchases may discourage the use of digital audio players or reduce SONICblue’s sales. Some record companies and Internet companies are distributing, or have announced plans to create, CDs or digital music that cannot be copied or can only be copied a limited number of times, which would also limit the ability of users to download music from their own CD collections or share their music with others. New copyright protection measures, such as these, increased fees associated with making multiple copies of music from personal collections, or changes in copyright laws, could diminish the ability of consumers to download music to SONICblue’s digital audio products. Reductions in the availability or ease of downloading music from the Internet, or limitations on copying from personal CDs, could also impair the use and sale of SONICblue’s digital audio products.

SONICblue historically has had significant product concentration and currently depends on the health of the consumer electronics market. This means that a decline in demand for a single product, or in the consumer electronics market in general, could severely affect SONICblue’s overall revenues and financial results.

     SONICblue’s revenues have historically been dependent on the markets for graphics/video chips for PCs and on its ability to compete in those markets. With the completion of the transfer of the graphics chips assets to a joint venture between VIA and a wholly owned subsidiary of SONICblue, SONICblue’s remaining businesses continue to have significant product concentration. SONICblue is dependent on the markets for digital audio players, digital and analog video products, modems, and other consumer electronics products. SONICblue’s business would be materially harmed if it were unsuccessful in selling digital audio players, including its Rio players, its Go Video VCRs and DVD players or its ReplayTV digital video recorders. A decline in demand or average selling prices for these products would have a material adverse effect on SONICblue’s sales and operating results.

SONICblue’s business is dependent on the Internet and the development of the Internet infrastructure.

     The acceptance and sale of SONICblue’s products could decrease if the infrastructure of the Internet, particularly the development of broadband Internet access, does not continue to be developed and maintained. For example, if consumers do not have the necessary speed and data capacity for downloading music, rendering the Internet too slow of a method for obtaining music, consumers may choose not to download music, which will decrease demand for SONICblue’s digital audio products. Similarly, SONICblue’s ReplayTV 4000 digital video recorders rely or will rely on high-speed access to the Internet to provide compelling content or, to access television programming information and send recorded programs to friends. In addition, SONICblue’s success will depend in large part on increased use of the Internet, which in turn can increase demand for high-speed communications products and the products that benefit from high-speed connections. SONICblue’s success will also depend on businesses and consumers using the Internet more frequently for applications that use multimedia content and that require high bandwidth. Recent growth in Internet use has caused frequent periods of performance degradation. Any perceived degradation in the performance of the Internet as a whole could undermine the benefits of SONICblue’s connectivity and digital media products, such as Rio digital audio players and ReplayTV 4000 products. The performance of SONICblue’s products depends on the speed and reliability of the Internet infrastructure itself. As a result, the emergence and growth of the market for SONICblue’s products will depend on improvements being made to the entire Internet infrastructure.

The joint venture with VIA will require SONICblue to pay specified liquidated damages if certain events occur, and earn-out payments to SONICblue from the joint venture are subject to the joint venture meeting aggressive profitability goals.

     The investment agreement between SONICblue, VIA and S3 Graphics provides that under certain circumstances, SONICblue may be required to pay VIA significant liquidated damages if, unless as a result of certain acts or omissions on the part of either VIA or S3 Graphics, S3 Graphics is prevented by court order from utilizing SONICblue’s patent cross-license with Intel Corporation or if SONICblue enters into a settlement agreement with Intel such that S3 Graphics can no longer operate under the patent cross-license. In September 2001, Intel filed a patent infringement lawsuit against S3 Graphics and VIA. SONICblue is not a party to the lawsuit. The lawsuit is in early stages. Any liquidated damages that SONICblue might be required to pay to VIA under the investment agreement may under certain circumstances be reduced by amounts paid by SONICblue to Intel in connection with any lawsuit and amounts owed to SONICblue by either VIA or S3 Graphics. An adverse result or settlement with regard to these proceedings could have a material adverse effect on SONICblue’s financial condition or results of operations.

     SONICblue will receive earn-out payments if S3 Graphics meets aggressive profitability goals specified in the joint venture agreement between the parties. There can be no assurance that S3 Graphics will be able to meet these profitability goals.

SONICblue may not be able to successfully manage the growth and expansion of its business.

     In the past two years, particularly following its merger with Diamond and with its recent acquisitions of Sensory Science and ReplayTV, SONICblue has experienced a significant expansion in the overall level of its business and the scope and changed nature of its operations, including manufacturing, research and development, marketing, technical support, customer service, sales and logistics. This expansion has resulted in significant challenges, and a need for substantial investment in, infrastructure, process development and information systems, including:

•	attracting, integrating and retaining key employees;

•	integration of management information, product data management, internal control, accounting, telecommunications and networking systems;

•	establishment of a significant worldwide web and e-commerce presence;

•	consolidation of geographically dispersed manufacturing and distribution facilities;

•	coordination of suppliers, rationalization of distribution channels, establishment and documentation of business processes and procedures; and

•	integration of various functions and groups of employees.

     SONICblue may not successfully address these challenges. SONICblue’s future operating results will depend in large measure on its ability to implement operating, manufacturing and financial procedures and controls, that not only address the expansion of its operations but also the change in focus of its business from graphics chips and boards to consumer electronic products, improve communication and coordination among the different operating functions, integrate functions such as sales, procurement and operations, strengthen management information and telecommunications systems, and continue to hire additional qualified personnel in key areas. SONICblue may be unable to manage these activities and implement these additional procedures, controls and systems successfully. Any failure to do so could cause SONICblue’s short-term and long-term operating results to suffer.

SONICblue’s quarterly and annual operating results are subject to fluctuations caused by many factors, any of which could result in SONICblue’s failure to achieve its revenue or profitability expectations.

     SONICblue’s quarterly and annual results of operations have varied significantly in the past and are likely to continue to vary in the future due to a number of factors, many of which are beyond SONICblue’s control. Any one or more of the factors listed below or other factors could cause SONICblue to fail to achieve its revenue or profitability expectations. The failure to meet market expectations would likely cause a decline in SONICblue’s stock price. These factors include:

•	SONICblue’s ability to develop, introduce, produce in volume quantities and market successfully new or enhanced products;

•	SONICblue’s ability to introduce and market products in accordance with market demand and short design cycles;

•	changes in the relative volume of sales of various products with sometimes significantly different margins;

•	market acceptance of and changes in demand for SONICblue’s products;

•	rapid changes in electronic commerce on which SONICblue or its customers may not capitalize or which erode SONICblue’s current business base;

•	gains or losses of significant customers, distributors or strategic relationships;

•	unpredictable volume and timing of customer orders;

•	the availability, pricing and timeliness of delivery of components for SONICblue’s products, including flash memory;

•	substantial disruption in SONICblue’s suppliers’ operations, either as a result of natural disaster, equipment failure or other cause;

•	fluctuations in the availability of manufacturing capacity or manufacturing yields and related manufacturing costs;

•	the timing of new technological advances, product announcements or introductions by SONICblue or by its competitors;

•	product obsolescence and the management of product transitions and inventory;

•	production delays;

•	decreases in the average selling prices of products;

•	rates of product return in excess of those forecasted or expected;

•	seasonal fluctuations in sales;

•	general consumer electronics industry conditions, including changes in demand and associated effects on inventory and inventory practices; and

•	general economic conditions, including economic conditions in North America, Europe and Asia in particular, that could affect the timing of customer orders and capital spending and result in order cancellations or rescheduling.

     Some or all of these factors could adversely affect demand for SONICblue’s products and its future operating results. Most of SONICblue’s operating expenses are relatively fixed in the short-term. SONICblue may be unable to rapidly adjust spending to compensate for any unexpected sales shortfall, which could harm its quarterly operating results. Because the lead times of firm orders are typically short in the consumer products industry, SONICblue does not have the ability to predict future operating results with any certainty. Because of the above factors, you should not rely on period-to-period comparisons of results of operations as an indication of future performance.

The demand for SONICblue’s products has historically been weaker in certain quarters, which makes it difficult to compare its quarterly results.

     Due to industry seasonality, demand for video, digital audio and other consumer electronic products is strongest during the fourth quarter of each year and is generally slower in the period from March through August. This seasonality may become more pronounced and material in the future to the extent that:

•	a greater proportion of SONICblue’s sales consist of sales into the retail/mass merchant channel;

•	SONICblue’s net revenues become increasingly based on entertainment-related products, including products such as its Rio digital audio players, Sensory Science dual-deck VCRs and combination DVD/VCR units and ReplayTV digital video recorders; or

•	to the extent SONICblue expands its European sales, it may experience relatively weak demand in the third calendar quarter due to historically weak summer sales in Europe.

     In addition, SONICblue generally ships more products in the third month of each quarter than in either of the first two months of the quarter, with levels of shipment in the third month being higher towards the end of the month. This pattern is likely to continue and makes future quarterly operating results less predictable. Because the consumer products market experiences substantial seasonal fluctuations, with more sales occurring toward the end of the year, SONICblue’s quarterly results will be difficult to compare.

General economic conditions and political and military conditions associated with current worldwide conflicts and similar events may prevent consumers from purchasing SONICblue’s products, which would harm its revenues.

     Sales of consumer electronic products have historically been dependent upon discretionary spending by consumers, which may be adversely affected by general economic conditions. The slowdown in the United States economy may cause consumers to defer decisions to purchase SONICblue’s products. Some analysts have predicted a further decline in the United States economy will result from the terrorist attacks in the United States and any related conflicts or similar events worldwide. If the economy continues to decline as a result of recent economic, political and social turmoil, consumers may reduce discretionary spending and may not purchase SONICblue’s products.

The markets in which SONICblue operates are intensely and increasingly competitive, and if it is unable to compete successfully, its revenues could decline.

     The converging Internet, digital media, entertainment and consumer electronics markets in which SONICblue competes are intensely competitive and are likely to become more competitive in the future. Because of this competition, SONICblue faces a constant and increasing risk of losing customers to its competitors. The competitive environment also creates downward pressure on prices and requires higher spending to address the competition, both of which tend to keep gross margins lower. SONICblue believes that the principal competitive factors for its products are:

•	performance and quality;

•	ability to conform and adapt to, or upgrade for, current and evolving industry standards, including audio formats;

•	access to customers and distribution channels;

•	reputation for quality and strength of brand;

•	manufacturing capabilities and cost of manufacturing;

•	price;

•	product support; and

•	ability to bring new products to the market in a timely manner.

     Many of SONICblue’s current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources. Some of these competitors may also have greater name recognition and market presence, longer operating histories, greater market power and product breadth, lower cost structures and larger customer bases. As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, some of SONICblue’s principal competitors may have the advantage of producing their own component parts, and, therefore, benefit from capacity, cost and technical advantages.

     In some markets where SONICblue is a relatively new entrant, including digital audio or Internet music players and digital video products, it faces dominant competitors that include Apple (digital audio players), Compaq (home digital audio players and digital audio players), 3Com (modems), Creative Technology under the name Creative Labs (modems and digital audio players), Handspring (digital audio player add-ons to PDAs), Gateway (home network digital audio players), HP (home digital audio players), Kenwood (home digital audio players), Microsoft (digital video recorders), Motorola (handheld consumer electronics), Panasonic (digital audio players, digital video recorders and combination TV/DVD/VCR players), Philips (digital audio players, home digital audio players, digital video recorders and home theater-in-a-box solutions), Pioneer (home theater-in-a-box solutions), RCA (digital video recorders), Samsung (digital audio players, digital audio player mobile telephones and combination DVD/VCR players), Sony (home theater-in-a-box solutions, consumer electronic music, digital audio players and digital video recorders), Thompson Multimedia (digital audio players), TDK (CD MP3 players) and TiVo (digital video recorders). Some of SONICblue’s products face a variety of competitive sources. For example, digital audio players compete against traditional stereos and CD players. In addition, the markets in which SONICblue competes are expected to become increasingly competitive as PC products support increasingly more robust multimedia functions and companies that previously supplied products providing distinct functions (for example, companies today primarily in the sound, modem, microprocessor or motherboard markets) emerge as competitors across broader or more integrated product categories.

SONICblue operates in markets that are highly cyclical and vulnerable to sharp declines in demand and average selling prices.

     SONICblue operates in the digital media and consumer electronics markets. These markets have in the past experienced, and may in the future experience, significant downturns. In the event of an extensive downturn, SONICblue would likely experience significantly reduced demand for its products and may be pressured to reduce average selling prices. Although SONICblue is changing its focus to concentrate on its digital media and consumer electronics businesses, substantially all of its revenues during 1999 and 2000 were derived from products sold for use in or with personal computers. In the near term, SONICblue expects to derive most of its revenues from the sale of digital audio products, such as Rio players, and video products, such as Go Video dual-deck VCR’s and combination DVD/VCR units and ReplayTV digital video recorders. Changes in demand in digital media and consumer electronics markets could be large and sudden. Since retailers often build inventories during periods of anticipated growth, they may be left with excess inventories if market growth slows or if they have incorrectly forecasted product transitions. In these cases, the retailers may abruptly stop purchasing additional inventory from suppliers like SONICblue until the excess inventory has been used. This suspension of purchases or any reduction in demand for SONICblue’s products would negatively impact its revenues and financial results. SONICblue may experience substantial period-to-period fluctuations in results of operations due to these general industry conditions.

If SONICblue is unable to continue to develop and market new and enhanced products, its average selling prices and gross margins will likely decline.

     SONICblue must continue to develop new products in order to maintain average selling prices and gross margins. As the markets for its products develop and competition increases, SONICblue anticipates that product life cycles will shorten and average selling prices will decline. In particular, average selling prices and, in some cases, gross margins, for each of its products will decline as products mature. A decline in selling prices may cause the net sales in a quarter to be lower than those of a preceding quarter or corresponding quarter in a prior year, even if more units were sold during that quarter than in the preceding or corresponding quarter of a prior year. To minimize the effect of declining average selling prices, SONICblue must successfully identify new product opportunities and develop and bring new higher-end and higher-margin products to market in time to meet market demand. The availability of new products is typically restricted in volume early in a product’s life cycle. If customers choose to wait for the new version of a product instead of purchasing the current version, SONICblue’s ability to secure the manufacture of sufficient volumes of these new products to meet customer demand will be limited. If this happens, SONICblue’s revenues and operating margins could be harmed.

If SONICblue fails to identify new product opportunities or develop and market new and enhanced products, it will not be able to compete successfully.

     The markets for which SONICblue’s products are designed are intensely competitive and are characterized by rapidly changing technology, evolving industry standards and short product life cycles. For example, the life cycles of the Rio audio players typically range from 12 to 18 months. If SONICblue fails to introduce new products successfully within a given time frame, SONICblue could lose revenues and market share. Further, continued failure to develop, introduce and market competitive new products that meet customer demands on time could also damage SONICblue’s brand name, reputation and relationships with its customers and cause longer-term harm to its financial condition. SONICblue may not successfully enter the various product markets that it identifies. In addition, the sale of new products may not become significant or profitable. To succeed in this environment, SONICblue must anticipate the features and functionality that customers will demand. SONICblue must then incorporate those features and functionality into products that meet the design, performance, quality and pricing requirements of the digital media and consumer electronics markets in which it competes and the timing requirements of retail selling seasons. SONICblue believes this will require continued significant expenditures for research and development activities. SONICblue has in the past experienced delays in completing the development and introduction of new products and may experience similar delays in the future. In the past, SONICblue’s business was seriously harmed when it developed products that failed to achieve significant market acceptance, and, therefore, was unable to compete successfully in its markets. This type of failure could occur again in the future.

SONICblue must manage product transitions successfully in order to remain competitive.

     The introduction of a new product or product line is a complex task, involving significant expenditures in research and development, training, promotion and channel development, and management of existing product inventories to reduce the cost associated with returns and slow moving channel inventory. As new products are introduced, SONICblue attempts to monitor closely the inventory of products to be replaced, and to phase out their manufacture in a controlled manner. There can be no assurance that product transitions will be executed without harming SONICblue’s operating results. Failure to develop products with required features and performance levels or any delay in bringing a new product to market could significantly reduce SONICblue’s revenues and harm SONICblue’s competitive position.

SONICblue depends on a limited number of suppliers from whom it does not have a guarantee of adequate supplies, increasing the risk that a loss of or problems with a single supplier could result in impaired margins, reduced production volumes, strained customer relations and loss of business.

     SONICblue obtains several of the components used in its products, including flash memory for its Rio players and semiconductors, hard drives, program guide data and set-top box compatibility information for its ReplayTV digital video recorders and service from single or limited sources. If component manufacturers do not allocate a sufficient supply of components to meet its needs or if current suppliers do not provide components of adequate quality or compatibility, SONICblue may have to obtain these components from distributors or on the spot market at a higher cost. SONICblue rarely has guaranteed supply arrangements with its suppliers, and suppliers may not be able to meet its current or future component requirements. If SONICblue is forced to use alternative suppliers of components, it may have to alter its product designs to accommodate these components. Alteration of product designs to use alternative components could cause significant delays and reduce its production of the related products. In addition, from time to time, SONICblue has experienced difficulty meeting certain product shipment dates to customers for various reasons. These reasons include component delivery delays, component shortages and component quality deficiencies. Delays in the delivery of components, component shortages and supplier product quality deficiencies will likely continue to occur in the future. These delays or problems have in the past and could in the future result in impaired margins, reduced production volumes, strained customer relations and loss of business.

     Also, in an effort to avoid actual or perceived component shortages, SONICblue may purchase more of certain components than it may otherwise require. Excess inventory resulting from over-purchases, obsolescence or a decline in the market value of such inventory could result in inventory write-offs, which would have a negative effect on SONICblue’s financial results.

If SONICblue is unable to predict market demand for its individual products, and focus its inventories and development efforts to meet market demand, it could lose sales opportunities and experience declines in revenues.

     SONICblue offers a variety of products within each product line or division. In order to arrange for the manufacture of sufficient quantities of products and avoid excess inventories, SONICblue needs to accurately predict market demand for each product. For example, if SONICblue predicted that consumers would purchase the Rio Volt and plans its manufacturing accordingly, but instead consumer demand is for the Rio 800, SONICblue would have excess inventory of the Rio Volt and lost sales opportunities for the Rio 800, as well as lost market share and brand confidence. SONICblue expects that it will become even more difficult to forecast demand as it introduces and supports multiple products and product lines and as competition in the market for its products intensifies. Significant unanticipated fluctuations in demand could cause problems in SONICblue’s operations. SONICblue may not be able to accurately predict market demand in order to properly allocate its manufacturing and distribution resources among its products. As a result, SONICblue may experience declines in its revenues and lose, or fail to gain, market share.

Demand for SONICblue’s digital audio and video products may decrease if the same capabilities provided by its products become available in or as add-ons to other personal electronics products.

     A substantial portion of SONICblue’s net sales in 2001 was derived from the sale of digital audio players. There is a trend within the personal electronics industry for functionality from individual products to be integrated with other personal electronics products. For example, Samsung, Fuji, Handspring and others have developed or announced plans to develop personal electronic products, such as mobile telephones, digital cameras or PDA plug-ins that integrate digital audio functions, and in the digital video market, Panasonic offers combination TV/DVD/VCR players, DirectTV offers satellite receiver set-top boxes with TiVo software installed, and Sony and Creative Labs have announced hardware and software products that would give PCs some DVR functionality. These products could significantly reduce the demand for SONICblue’s products. As a result of these trends of technology migration and product integration, SONICblue’s success largely depends on its ability to continue to develop products that incorporate new and rapidly evolving technologies into its products.

     SONICblue must continue to expand the scope of its research and development efforts to provide the latest in digital audio and video technology products, which will require that it hire and retain engineers skilled in these areas and promote additional coordination among its design and engineering groups. Alternatively, SONICblue may find it necessary or desirable to license or acquire technology to enable it to provide these functions. This technology may not be available for license or purchase on terms acceptable to SONICblue, if at all.

SONICblue depends on third parties for the manufacture of its products.

     SONICblue relies on independent subcontractors to manufacture, assemble and/or test its products. SONICblue procures its components, assembly and test services and assembled products through purchase orders, and it does not have specific volume purchase agreements with each of its subcontractors. Most of its subcontractors could cease supplying the services, products or components at any time with limited or no penalty. If SONICblue needs to replace a key subcontractor, it could incur significant manufacturing set-up costs and delays. Also, SONICblue may be unable to find suitable replacement subcontractors. SONICblue’s emphasis on maintaining low internal and channel inventory levels may exacerbate the effects of any shortage that may result from the use of sole-source subcontractors during periods of tight supply or rapid order growth. Further, some of SONICblue’s subcontractors are located outside the United States, which may present heightened process control, quality control, political, infrastructure, transportation, tariff, regulatory, legal, import, export, economic or supply chain management risks.

     SONICblue faces competition for access to manufacturers and manufacturing capacity. Many of the companies competing with SONICblue for this capacity have longer operating histories and greater financial and market resources than SONICblue. SONICblue may not be able to maintain access to adequate capacity of high quality manufacturing if its subcontractors choose to offer their services to other companies who can negotiate better terms due to their market presence, pay higher prices, engage more manufacturing capacity or offer other incentives. As SONICblue develops new products, it will require manufacturing capacity to produce quantities to meet market demand. If SONICblue is unable to obtain and maintain access to high quality manufacturing capacity for its existing and future products, it will not be able to fill distributor or customer orders, and its revenues will decline.

SONICblue’s products could have defects or compatibility issues, which could be costly to correct and could result in the rejection of its products and damage to its reputation, as well as lost revenues, diverted development resources and increased service costs and warranty claims.

     SONICblue’s products could have design defects that could cause them to malfunction. Product components may contain undetected errors or “bugs” when first supplied to SONICblue that, despite testing by SONICblue, are discovered only after SONICblue’s products have been installed and used by customers. From time to time, SONICblue has become aware of problems with components, product designs and other defects. Errors or defects in SONICblue’s products may arise in the future, and, if significant or perceived to be significant, could result in rejection of SONICblue’s products, product returns or recalls, damage to SONICblue’s reputation, lost revenues, diverted development resources and increased customer service and support costs and warranty claims. Errors or defects in SONICblue’s products could also result in product liability claims.

     SONICblue includes, or bundles, internally developed and third party software, including operating systems, with its hardware products. For example, the software included in its ReplayTV digital video recorders is responsible for the products’ user interface and directs certain product functions. Also, SONICblue includes software with its Rio players that the purchaser may use to download and store MP3 or WMA files on the player. The software products and SONICblue’s hardware products are complex and may contain undetected errors or failures when first introduced or as new versions are released. SONICblue has distributed updates to Rio players in the past when required to improve sound quality or to correct minor audio problems and to its ReplayTV digital video recorders to improve functionality. SONICblue generally provides warranties for its retail products allowing the return or repair of defective products. Despite testing by SONICblue, its suppliers or current or potential customers, errors may be found in new products after commencement of commercial shipments. These errors could result in loss of or delay in market acceptance or product acceptance or in warranty returns. Losses, delays or damage to SONICblue’s reputation due to product defects would likely harm SONICblue’s business, financial condition and results of operations.

     Additionally, new versions or upgrades to operating systems, independent software vendor titles or applications may require upgrades to the personal computer software products SONICblue bundles with its hardware products, or the software products that purchasers of SONICblue’s products may obtain from other sources such as the Internet, to maintain compatibility with the new versions or upgrades. The sources for the software SONICblue bundles, or the other sources for purchasers of SONICblue’s products to obtain software, may not be successful in developing new versions, upgrades or enhancements to their software products. If producers of software experience delays or are unable to maintain compatibility with new audio formats, operating systems and independent software vendor titles or applications, the demand for SONICblue’s products and SONICblue’s reputation could suffer. Loss of sales and damaged reputation could harm SONICblue’s revenues and profitability.

SONICblue is subject to risks relating to product returns and price protection, which could limit SONICblue’s revenues.

     SONICblue often grants limited rights to customers and distributors to return unsold inventories of its products in exchange for new products, also known as “stock rotation.” Also, some of SONICblue’s retail customers may accept returned products from their own retail customers. These products are then returned to SONICblue for credit. SONICblue has in the past experienced a significant percentage of returns of its Rio players. SONICblue estimates stock rotation, warranty and other returns and accrues reserves for such costs at the time of sale. SONICblue also often grants price protection on unsold inventory, which allows customers to receive a price adjustment on existing inventory when its published price is reduced. In an environment of slower demand and abundant supply of products, price declines and channel promotional expenses are more likely to occur and, should they occur, are more likely to have a significant impact on SONICblue’s operating results. Further, in this environment, high channel inventory levels may result in substantial price protection charges. These price protection charges have the effect of reducing gross sales and gross margin. Consequently, in taking steps to bring its channel inventory levels down to a more desirable level, SONICblue may cause a shortfall in net sales during one or more accounting periods. These efforts to reduce channel inventory might also result in price protection charges if prices are decreased to move product out to final consumers, having a further adverse impact on operating results. Any estimates, reserves or accruals may be insufficient and any future price reductions or product returns may seriously harm its operating results.

SONICblue depends on sales through distributors and retailers. If relationships with or sales through distributors or retailers decline, its operating results will be harmed.

     SONICblue sells its products through a network of domestic and international distributors, and directly to major retailers/mass merchants. SONICblue’s future success is dependent on the continued viability and financial stability of its customer base. Retail channels historically have been characterized by rapid change, including periods of widespread financial difficulties and consolidation and the emergence of alternative sales channels, such as direct mail order, telephone sales and electronic commerce on the worldwide web. SONICblue may be unable to retain its retailers or distributors. In addition, sales to any particular retailer or distributor may fluctuate significantly from quarter to quarter. The loss of, or a reduction in, sales to any of SONICblue’s key retail or distribution customers as a result of changing market conditions, competition or customer credit problems could materially and adversely affect its operating results. Likewise, changes in distribution channel patterns, such as increased electronic commerce via the Internet and increased use of mail-order catalogues, could affect SONICblue in ways not yet known.

SONICblue’s ability to market and distribute its products depends in part upon its current and future relationships with original equipment manufacturers, or OEMs, and other strategic partners to market and distribute SONICblue’s products under their own brand names.

     In addition to direct distributors of SONICblue’s products, SONICblue also depends upon OEMs and other strategic partners to market and distribute its products. For example, SONICblue has licensed the ReplayTV technology to Panasonic, which has incorporated the technology into its ShowStopper DVRs. If SONICblue is unable to obtain and maintain relationships with OEMs and strategic partners, it may not be able to increase sales of its products and achieve market acceptance, and its revenues may decline.

SONICblue relies on intellectual property and other proprietary information that may not be adequately protected and that may be expensive to protect.

     The markets in which SONICblue competes are characterized by vigorous protection and pursuit of intellectual property rights. SONICblue relies on a combination of patent, trademark, copyright, and trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect its intellectual property. If SONICblue is unable to adequately protect its intellectual property, its business may suffer from the piracy of its technology and the associated loss of sales. Also, the protection provided to SONICblue’s proprietary technology by the laws of foreign jurisdictions, many of which offer less protection than the United States, may not be sufficient to protect its technology. It is common in the personal electronics and Internet device industries for companies to assert intellectual property infringement claims against other companies. Therefore, SONICblue’s products may also become the target of infringement claims. These infringement claims or any future claims could cause SONICblue to spend significant time and money to defend its products, redesign its products or develop or license a substitute technology. SONICblue may be unsuccessful in acquiring or developing substitute technology and any required license may be unavailable on commercially reasonable terms, if at all. In addition, an adverse result in litigation could require SONICblue to pay substantial damages, cease the manufacture, use, sale, offer for sale and importation of infringing products, or discontinue the use of certain processes. Any of these events could materially harm SONICblue’s business.

     Litigation by or against SONICblue could result in significant expense and could divert the efforts of its technical and management personnel, regardless of the outcome of such litigation. However, even if claims do not have merit, SONICblue may be required to dedicate significant management time and expense to defending itself if it is directly sued, or assisting its customers in their defense of these or other infringement claims pursuant to indemnity agreements. This could have a negative effect on SONICblue’s financial results.

SONICblue may not be able to attract, retain or integrate key personnel, which may prevent it from succeeding.

     SONICblue may not be able to retain its key personnel or attract other qualified personnel in the future. SONICblue’s success will depend upon the continued service of key management personnel. The loss of services of any of the key members of SONICblue’s management team or its failure to attract and retain other key personnel could disrupt operations and have a negative effect on employee productivity and morale, decreasing production and harming its financial results. In addition, the competition to attract, retain and motivate qualified technical personnel, such as engineers, as well as qualified sales and operations personnel, is intense. SONICblue has at times experienced difficulty recruiting qualified software and hardware development engineers.

SONICblue depends on a limited number of third party developers and publishers that develop software products that will operate with and fully utilize the capabilities of its Rio players.

     Only a limited number of software developers are producing software that enables the download and use of digital audio players. SONICblue does not create the software that is required to download or convert from CDs music to run on its players but bundles third party software with its players. If SONICblue is not able to license and bundle the software, or if users are not otherwise able to obtain software free of charge or at an acceptable price, then demand for SONICblue’s digital audio players will decline. Likewise, difficult to use or defective software could negatively impact SONICblue’s product sales and revenues.

SONICblue has exposure to international markets.

     International sales accounted for 4% of SONICblue’s net sales for the three months ended March 31, 2002, and 24% of SONICblue’s net sales in 2001. In addition, a substantial proportion of SONICblue’s products are manufactured, assembled and tested by independent third parties in Asia. As a result, SONICblue is subject to the risks of conducting business internationally, including:

•	unexpected changes in, or impositions of, legislative or regulatory requirements;

•	fluctuations in the U.S. dollar, which could increase the price in local currencies of SONICblue’s products in foreign markets or increase the cost of components purchased by SONICblue;

•	delays resulting from difficulty in obtaining export licenses for certain technology;

•	tariffs and other trade barriers and restrictions;

•	potentially longer payment cycles;

•	greater difficulty in accounts receivable collection;

•	potentially adverse tax treatment; and

•	the burdens of complying with a variety of foreign laws.

     In the past, SONICblue has experienced an adverse impact associated with the economic downturn in Asia that contributed to decreases in net sales. In addition, SONICblue’s international operations are subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships. The People’s Republic of China and Taiwan have in the past experienced and are currently experiencing strained relations, and a worsening of relations or the development of hostilities between them could disrupt operations at the manufacturing facilities of SONICblue’s subcontractors and affect its Asian customers.

SONICblue has a significant level of debt, which may harm its ability to obtain additional financing or adversely affect its liquidity. If the Company is unable to generate or otherwise obtain sufficient funds, its financial condition and operations may be harmed.

     At March 31, 2002, SONICblue had total debt and other liabilities outstanding of $312.0 million. In addition, in April 2002 SONICblue completed a private placement of $75.0 million in aggregate principal amount of 7 3/4% secured senior subordinated convertible debentures due 2005. The degree to which SONICblue is leveraged could harm its ability to obtain additional financing for working capital or other purposes and could make SONICblue more vulnerable to economic downturns and competitive pressures. SONICblue’s significant leverage could also adversely affect its liquidity, as a substantial portion of available cash from operations may have to be applied to meet debt service requirements. In the event of a cash shortfall, SONICblue could be forced to reduce other expenditures to be able to meet such debt service requirements.

     If SONICblue is unable to raise sufficient funds for working capital needs, it may not be able to fund product development and expansion, take advantage of future opportunities, meet its existing debt obligations or respond to competitive pressures or unanticipated events or needs. SONICblue may also be required to consider curtailing its operations significantly or to seek arrangements with strategic partners or other parties that may require SONICblue to relinquish significant rights to products, technologies or markets.

Minority investments could adversely affect SONICblue’s liquidity and earnings.

     SONICblue holds minority interests in companies having operations or technology in areas within its strategic focus. Some of these investments are in research and development, start-up or development stage companies or companies where operations are not yet sufficient to establish them as going concerns. As a result, SONICblue may be called upon under contractual or other terms to provide funding for operations of these companies and may share in their losses. Further adverse changes in market conditions or poor operating results of underlying investments could result in SONICblue incurring additional losses or an inability to recover the carrying value of its investments.

SONICblue may pursue strategic acquisitions and could fail to successfully integrate acquired businesses.

     SONICblue has engaged in acquisitions in the past, including its recent acquisitions of Sensory Science and ReplayTV, and expects to evaluate acquisition opportunities in the future that could provide additional product or services offerings, technologies or additional industry expertise. Any proposed or future acquisition could result in difficulties assimilating acquired operations and products, diversion of capital and management’s attention away from other business issues and opportunities and amortization of acquired intangible assets. Integration of acquired companies may result in problems related to integration of technology and management teams. SONICblue could fail to integrate the operations, personnel or products that it may acquire in the future. If SONICblue fails to successfully integrate acquisitions or achieve any anticipated benefits of an acquisition, its operations and business could be harmed.

System failures, interruptions to the ReplayTV service or product defects may have a negative impact on SONICblue’s revenues, damage its reputation and decrease its ability to attract new viewers.

     SONICblue’s ability to provide high quality products, service and customer support is critical to its success because consumers of television-related products are not accustomed to, and may not accept, interruptions in their television service. SONICblue’s network, communications hardware and other operating systems for the ReplayTV service are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures and similar events. They are also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. These types of interruptions in the ReplayTV service may reduce SONICblue’s revenues and profits. In addition to placing increased burdens on SONICblue’s engineering staff, service outages will create numerous customer questions and complaints that must be responded to by SONICblue’s or its partners’ customer support personnel. Any frequent or persistent system failures could irreparably damage SONICblue’s reputation and brand.

     In addition, any delivery by SONICblue of products or upgrades with undetected material product defects or software errors could harm SONICblue’s credibility. For example, the hard disk used in the ReplayTV-enabled digital video recorder was originally designed for use in personal computers, and as a result exhibits behaviors that are viewed as typical and minimally disruptive when using a personal computer, but may result in the viewer momentarily facing a black television screen when using the ReplayTV service. Any errors and product defects can result in delays in releasing new versions of ReplayTV digital video recorders, affect system uptime, result in returns and significant warranty and repair costs and cause customer relations problems. Correcting errors in software and hardware design requires significant time and resources, which could delay future product releases and affect market acceptance of ReplayTV digital video recorders.

SONICblue needs to safeguard the security and privacy of ReplayTV viewers’ confidential data, and any inability to do so may harm SONICblue’s reputation and brand and could result in lawsuits.

     The ReplayTV digital video recorder collects and stores viewer preferences and other data that viewers may consider confidential. Any compromise or breach of the encryption and other security measures that SONICblue uses to protect this data could harm SONICblue’s reputation and expose it to potential liability. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could compromise or breach the systems SONICblue uses to protect its viewers’ confidential information. SONICblue may be required to make significant expenditures to protect against security breaches or to remedy problems caused by any breaches.

     Viewers may be concerned about the use of personal information gathered by the ReplayTV digital video recorder. SONICblue does not currently archive this data or release it to third parties, and SONICblue is committed to complying with all privacy laws and to protecting the confidentiality of its viewers. Privacy concerns, however, could create uncertainty in the marketplace for personal television and ReplayTV products. In addition, privacy concerns or breaches, or consumers’ dissatisfaction with any privacy policy SONICblue may adopt, could reduce demand for ReplayTV products, increase the cost of doing business as a result of litigation costs or increased service delivery costs, or otherwise harm SONICblue’s reputation and business.

One of SONICblue’s recently announced products is the subject of a copyright infringement claim. If this or future claims against SONICblue’s products are decided against SONICblue, sales of SONICblue’s products and its revenues could decrease.

     In October and November 2001, a group of entertainment companies filed suit against SONICblue to prevent shipment of the ReplayTV 4000 so long as the product includes features that those companies allege would result in violations of the entertainment companies’ video programming copyrights. Litigation may be costly and can divert the efforts of management. Furthermore, SONICblue may be forced to delay the release, or eliminate certain features of, its digital video recorders, which could result in decreased sales of the product and a negative impact on SONICblue’s revenues.

     Sensory Science, acquired by SONICblue in June 2001, has designed and markets its dual-deck VCRs and combination DVD/VCRs for use as full-featured videocassette recorders. The marketing literature and owner manuals caution consumers that the dual-deck VCR should not be used in a manner that infringes on the rights of owners of copyrighted material. However, SONICblue cannot predict the likelihood that distribution of current or future dual-deck VCRs or DVD/VCR models will be challenged. Federal legislation affecting all VCRs was passed in October 1998, commonly referred to as The Digital Millennium Copyright Act. As a result, Sensory Science modified the operations of its dual-deck VCRs sold after April 2000, so that the VCRs would recognize a type of anticopying signal to prevent consumers from making a usable copy of videotapes with that type of signal. However, models purchased prior to April 2000 continued to operate as originally designed for the lifetime of the VCR. SONICblue is unable to determine what the effect of this or future required modifications may be on future sales of dual-deck VCRs or combination DVD/VCRs.

SONICblue is a party to legal proceedings that could have a negative financial impact on SONICblue.

     Beginning in November 1997, a number of complaints were filed in federal and state courts seeking unspecified damages on behalf of an alleged class of persons who purchased shares of SONICblue’s common stock at various times between April 18, 1996, and November 3, 1997. The complaints named as defendants SONICblue, certain of its officers and former officers, certain directors of SONICblue, and Deloitte & Touche, the company’s former auditors, and asserted that they violated federal and state securities laws by misrepresenting and failing to disclose certain information about SONICblue’s business. In addition, certain stockholders filed derivative actions in the state courts of California and Delaware seeking recovery on behalf of SONICblue, alleging, among other things, breach of fiduciary duties by such individual defendants. The plaintiffs in the derivative action in Delaware took no steps to pursue their case. The derivative cases in California State court were consolidated, and plaintiffs filed a consolidated amended complaint. The court entered a stipulated order in those derivative cases suspending court proceedings and coordinating discovery in them with discovery in the class actions in California State courts. In late 2001, the derivative plaintiffs gave notice terminating that stay, and the parties stipulated that a second amended consolidated complaint might be filed in April 2002. On plaintiffs’ motion, the federal court dismissed the federal class actions without prejudice. The class actions in California State court were consolidated, and plaintiffs filed a consolidated amended complaint. SONICblue answered that complaint and discovery proceeded. In January 2001, four of the insurance carriers which issued directors and officers insurance to SONICblue filed suit against all parties named as defendants in the securities litigation, claiming that the carriers have no obligation to provide coverage under the California Insurance Code. In May 2001, the court entered an order staying the insurance action pending resolution of the securities litigation.

     In February 2002, the California Superior Court for Santa Clara County entered its preliminary approval of an agreement to settle the consolidated state court class action lawsuit. Under the terms of the class action settlement, SONICblue will contribute 2,401,501 shares of SONICblue common stock and Deloitte & Touche will contribute up to $250,000 in full settlement of all claims. In April 2002, the Superior Court granted final approval to that settlement, dismissing the case. In May 2002, the Superior Court also approved the settlement of the related California derivative litigation. The derivative settlement calls for the defendants to contribute to the settlement their respective benefits under certain directors and officers insurance policies in an amount of approximately $4.6 million which, net of attorneys’ fees and litigation costs, would be paid to SONICblue. The total net cost of these settlements to SONICblue, net of insurance, is expected to approximate $8.6 million. These charges were recorded in SONICblue’s fourth quarter ended December 31, 2001. In addition the Company settled the claim of a purchaser of the Company’s common stock in 1996 and 1997, by payment of $100,000 and 300,000 shares of the Company’s common stock, the net cost of which was recorded in the quarter ended March 31, 2002.

     SONICblue has also been defending several putative class action lawsuits naming Diamond, which were filed in June and July 1996 and June 1997 in the California Superior Court for Santa Clara County and the U.S. District Court for the Northern District of California. The plaintiffs alleged that Diamond and the other defendants made various material misrepresentations and omissions during the class period. The parties have agreed to settle this matter for a payment of $15.0 million, and final court approval of that settlement was obtained, and the cases dismissed, in April 2002. SONICblue funded $4.5 million of the settlement in November 2000. SONICblue previously accrued this amount in connection with the merger with Diamond. SONICblue believes that Diamond’s insurance covers the remaining $10.5 million of the settlement; Diamond’s insurers have funded that amount into the settlement, although one of these insurers has commenced arbitration disputing its obligation to pay $3.0 million of the $10.5 million. The contesting insurer maintains that indemnification of its share of the settlement is barred by virtue of a recent California appellate decision. The arbitration tribunal issued an order in April 2002, stating that the California state law claim in the class action was uninsurable, but that factual questions were presented as to the allocation of the settlement amount as between the state law claim and other claims included in the settlement documents. Further proceedings are contemplated before the tribunal, but no schedule has as yet been set.

     In November 2001, four former holders of ReplayTV preferred shares filed a petition for appraisal in the Chancery Court in the State of Delaware asserting their dissenters rights of appraisal and seeking the fair value of their ReplayTV shares in cash in lieu of the SONICblue shares to be issued to them as provided in SONICblue’s merger agreement with ReplayTV. In December 2001, ReplayTV filed its response to plaintiffs’ petition. In addition, in December 2001, the same four former holders of ReplayTV preferred shares filed a complaint in the Chancery Court in the State of Delaware asserting that ReplayTV and its former directors breached their fiduciary duties in connection with Replay’s merger by engaging in self-dealing, failing to make appropriate disclosures to shareholders and failing to maximize the value for them in the merger, resulting in an allocation of an insufficient amount of the merger consideration to the ReplayTV preferred stockholders. The complaint seeks “at least $7,249,990.50” in damages. In its merger agreement with ReplayTV, SONICblue agreed to indemnify ReplayTV’s former directors against this type of lawsuit, among other things. In February 2002, ReplayTV and the former ReplayTV directors filed their answer. SONICblue and ReplayTV intend to dispute the plaintiffs’ claims and vigorously defend these actions. The cases are currently in the pretrial discovery stage.

     On June 19, 2000, an individual, Valentin Pepelea, filed a lawsuit against ReplayTV, Inc. in Santa Clara County Superior Court alleging that ReplayTV and its founders misappropriated trade secrets allegedly disclosed by Mr. Pepelea in discussions with the founders in the spring of 1997, and that he had been promised a founder’s share in ReplayTV. On January 17, 2001, Mr. Pepelea amended his complaint to seek licensing royalties as a remedy. The parties entered into a written settlement agreement in this matter in March 2002 and Mr. Pepelea has dismissed his complaint.

     On December 12, 2001, SONICblue filed a complaint for patent infringement against TiVo, Inc. in the United States District Court for the Northern District of California. SONICblue’s complaint generally alleges that TiVo is infringing one of its patents by licensing and offering to license its DVR technology and offering its program guide service. In response, TiVo filed an answer and counterclaim against SONICblue that denies infringement of SONICblue’s patent and that alleges that the patent is invalid. On January 23, 2002, TiVo filed a separate action in the same court, but assigned to a different judge, that generally alleges that SONICblue is infringing one of TiVo’s patents by making, selling, offering to sell its ReplayTV DVRs. SONICblue intends to vigorously defend itself against the allegations made in TiVo’s complaint and counterclaim.

     On November 28, 2001, Techsearch, LLC filed a complaint for patent infringement against a number of consumer electronics companies, including SONICblue, in the United States District Court for the Northern District of Illinois. Techsearch’s complaint generally alleges that SONICblue is infringing one of its patents by making, selling, and offering to sell its Rio Volt CD players that are capable of playing CDs encoded with audio tracks in the MP3 format. SONICblue intends to dispute the plaintiff’s claims and vigorously defend itself against the allegations made in Techsearch’s complaint. This action was stayed by order of the Court on or about May 1, 2002, pending a reexamination of the patent asserted by Techsearch by the U.S. Patent and Trademark Office.

     On February 14, 2000, Robert C. Price filed a purported class action lawsuit in the Circuit Court of Monroe County, State of Indiana against the Company and Diamond alleging violations of the California Business and Professions Code section 17200 and the California Song-Beverly Act, which covers consumer warranties. The lawsuit alleges that certain of the Company’s Rio 300 MP3 player retail boxes, which were discontinued in approximately 1999, are misleading because the boxes indicate that computer software included in the package allows the purchaser to convert audio tracks on CDs to the MP3 audio format, but the software included with the product permitted only 50 conversions. The Company answered the complaint on April 27, 2000, denying plaintiff’s allegations. Status conferences were conducted on July 26, 2000, January 10, 2001, and April 17, 2002. Discovery has commenced. No class has been certified, but the briefing on the plaintiff’s motion for class certification is expected to be completed by early October 2002, with a hearing on class certification issues to be scheduled thereafter. SONICblue intends to contest the certification of the purported class, dispute the lawsuit’s allegations and defend this action vigorously.

     In November 2001, Pac Tec, a division of La France Corporation, filed a civil action against the Company and one of its suppliers, Manufacturer’ Services Limited, in the United States District Court for the Eastern District of Pennsylvania, alleging claims against both defendants jointly for breach of contract and promissory estoppel. The plaintiff seeks damages in excess of $2.5 million, plus prejudgment interest and costs of suit. In February 2002, the Company filed a motion to dismiss the complaint, which the plaintiff has opposed. The judge has not set a hearing date for the motion. SONICblue intends to dispute the plaintiff’s claims and vigorously defend itself against this action.

FORWARD-LOOKING STATEMENTS

     When used in this prospectus, the words “expects,” “anticipates,” “estimates,” “believes,” “plans,” and similar expressions are intended to identify forward-looking statements. These are statements that relate to sources of revenues, development of technology and products, product mix, customer concentration, trends in average selling prices, seasonality and trends in shipment levels, the percentage of export sales, expected expense levels and plans to reduce expenses, improve supply chain management and focus on higher volume and margin products, the availability and cost of products from the Company’s suppliers, investments in research and development, capital expenditures and our litigation strategy. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, our ability to develop and timely introduce products that address market demands, manufacturing difficulties, our ability to obtain and retain customers, the impact of alternative technological advances and competitive products, market fluctuations, developments in and expenses relating to litigation, our ability to integrate acquired businesses and in a timely manner, the costs of integrating acquired businesses and technologies; and the risks set forth above under “Risk Factors.” These forward-looking statements speak only as of the date hereof. SONICblue expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in SONICblue’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

PROCEEDS FROM THE OFFERING

     We will not receive any proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of the shares will be for the account of the selling stockholders, as described below. See “Selling Stockholders” and “Plan of Distribution.”

SELLING STOCKHOLDERS

     We issued an aggregate of $75,000,000 in principal amount of our 7 3/4% Secured Senior Subordinated Convertible Debentures due 2005 and warrants to purchase 7,500,000 shares of our common stock in a private placement in April 2002. Holders may convert the debentures into shares of our common stock before September 1, 2005 at a conversion price of $19.22 per share, subject to adjustment. In lieu of making interest payments on the debentures in cash, we may elect to pay up to 50% of the interest payments in shares of common stock. Holders may exercise the warrants for shares of our common stock at any time prior to April 22, 2007 at an exercise price of $3.39 per share, subject to adjustment. Prior to September 1, 2005, we may redeem any portion of the debentures at 100% of the principal amount, plus accrued interest. The selling stockholders are offering shares of common stock issuable upon the conversion of the debentures, and if we choose to pay interest on the debentures in shares of our common stock, such shares of common stock, as well as shares of our common stock issuable upon the exercise of the warrants pursuant to this prospectus. Gerard Klauer Mattison & Co., Inc., as placement agent, received a warrant to purchase 293,805 shares of our common stock in connection with the private placement. We are registering the resale of such shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the debentures and the warrants, the selling stockholders (other than Gerard Klauer Mattison & Co., Inc.) have not had a material relationship with us within the past three years. During the past three years we have had the occasion to engage Gerard Klauer Mattison & Co., Inc. as a placement agent.

     In accordance with the terms of the registration rights agreements with the selling stockholders, the number of shares being offered by this prospectus was calculated based on 110% of the number of shares of common stock issuable upon conversion of the debentures at the conversion price of $19.22, 100% of the number of shares of common stock issuable upon exercise of the warrants, 100% of the number of shares of common stock issuable upon exercise of the placement agent’s warrant, and 100% of the number of shares of common stock issuable to the selling stockholders as interest payments on the debentures (which can be no more than 200,000 shares of common stock issuable to each selling stockholder on each interest payment date). In addition, we also agreed to register the resale of any additional shares issuable upon adjustment of the conversion price of the debentures and the exercise price of the warrants. Because the conversion price of the debentures and the exercise price of the warrants may be adjusted and because we may not issue any shares of common stock as payment of interest on the debentures, the number of shares that will actually be issued by us and/or sold by the selling stockholders may be more or less than the 16,286,208 shares being offered by this prospectus.

     Under the Indenture governing the debentures and under the terms of the warrants, no selling stockholder who owns debentures may convert such debentures or exercise their warrants to the extent that the conversion or exercise would cause the selling stockholder, together with its affiliates, to beneficially own more than 9.99% of the outstanding shares of our then outstanding common stock following such conversion or exercise. For purposes of making this determination, shares of common stock issuable upon conversion of the debentures that have not been converted and upon exercise of the warrants that have not been exercised are excluded. This limitation is not reflected in the following table. Selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of our common stock issuable upon conversion of the debentures, payment of interest on the debentures, if any, and the exercise of the warrants.

     The following table sets forth certain information as of May 17, 2002 regarding the beneficial ownership of common stock by each of the selling stockholders, assuming the conversion of all the debentures and the exercise of all the warrants, and the sale of all of the shares being offered by the selling stockholders. Information with respect to beneficial ownership is based upon information obtained from the selling stockholders. Information with respect to shares owned beneficially after the offering assumes the sale of all of the shares offered and no other purchases or sales of common stock.

	Shares		Number		Shares
	Owned Prior		of Shares		Owned After
Selling Stockholder	to Offering		Being Offered(1)		Offering

Portside Growth and Opportunity Fund	3,800,728	(2)	5,330,801	(3)	—
Smithfield Fiduciary LLC	3,800,728	(4)	5,330,801	(3)	—
Citadel Equity Fund, Ltd.	5,933,589	(5)	5,330,801	(3)	2,132,861
Gerard Klauer Mattison & Co., Inc.	293,805	(6)	293,805		—

(1)	This does not constitute a commitment to sell any or all of the stated number of shares. Each selling stockholder will determine the number of shares to be sold by that stockholder from time to time.

(2)	Includes 1,300,728 shares of common stock underlying the debentures and 2,500,000 shares of common stock underlying the warrants. Ramius Capital Group, LLC, or Ramius Capital, is the investment adviser of Portside Growth & Opportunity Fund, or Portside, and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark and Strauss may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark and Strauss disclaim beneficial ownership of the shares held by Portside.

(3)	Calculated based on the number of shares that can be issued on the date of this prospectus if the holder converted all of the debentures and exercised all the warrants and sold the underlying shares, and if the holder was issued the maximum number of shares of common stock as payment of interest on the debentures and for adjustments to the conversion price of the debentures and the exercise price of the warrants.

(4)	Includes 1,300,728 shares of common stock underlying the debentures and 2,500,000 shares of common stock underlying the warrants. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Highbridge and Messrs. Dubin and Swieca disclaim beneficial ownership of the shares held by Smithfield.

(5)	Includes 1,300,728 shares of common stock underlying the debentures, 2,500,000 shares of common stock underlying the warrants, 830,561 other shares of Common Stock held by or issuable to Citadel Equity Fund Ltd. that are not being offered pursuant to this prospectus and 1,302,300 shares of Common Stock held by Aragon Investments, Ltd. (an entity under common control with Citadel Equity Fund Ltd.) that are not being offered pursuant to this prospectus. Citadel Limited Partnership is the trading manager of each of Citadel Equity Fund Ltd. and Aragon Investments, Ltd. and consequently has voting control and investment discretion over the securities held by Citadel Equity Fund Ltd. and Aragon Investments, Ltd. Citadel Limited Partnership disclaims beneficial ownership of the shares held by Citadel Equity Fund Ltd. and Aragon Investments, Ltd. and each of Citadel Equity Fund Ltd. and Aragon Investments, Ltd. disclaims beneficial ownership of the shares held by the other. Kenneth C. Griffin indirectly controls Citadel Limited Partnership. Mr. Griffin disclaims beneficial ownership of the shares held by Citadel Limited Partnership, Citadel Equity Fund Ltd. and Aragon Investments, Ltd.

(6)	Consists of 293,805 shares of common stock underlying warrants. Gerard Klauer Mattison & Co., Inc. acted as a placement agent for the private placement of the debentures and the warrants.

     The registration statement to which this prospectus relates is being filed pursuant to a registration rights agreement among SONICblue and the selling stockholders. Subject to the terms and conditions of the registration rights agreement, we agreed to keep the registration statement effective until the earlier of:

•	the date as of which the selling stockholders may sell all of their respective shares of common stock without restriction under Rule 144(k) promulgated under the Securities Act of 1933, as amended; or

•	the date on which the selling stockholders have sold all the shares of common stock covered by this prospectus.

PLAN OF DISTRIBUTION

     The selling stockholders may offer and sell the shares covered by this prospectus at various times. As used in this prospectus, the term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus. The selling stockholders will act independently of SONICblue in making decisions with respect to the timing, manner and size of each sale. We will not receive any of the proceeds from the sale by the selling stockholders of these shares of common stock. The selling stockholders may sell all or a portion of the common stock beneficially owned by them and offered through the prospectus from time to time directly through one or more underwriters, broker-dealers or agents. The shares may be sold by or for the account of the selling stockholders in transactions on the Nasdaq National Market, the over-the-counter market, or otherwise. These sales may be made at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The shares may be sold by means of one or more of the following methods:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions in which the broker solicits purchasers;

•	in connection with short sales, in which the shares are redelivered to close out short positions;

•	in connection with the loan or pledge of shares registered hereunder to a broker-dealer, and the sale of the shares so loaned or the sale of the shares so pledged upon a default;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•	in connection with hedge transactions with broker-dealers which may in turn engage in short sales of the shares in the course of hedging a position they assume;

•	privately negotiated transactions; or

•	in a combination of any of the above methods.

     If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

     If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, those underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal, which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved.

     The selling stockholders may from time to time pledge or grant a security interest in some or all of the debentures or shares of common stock owned by them. If the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus or a prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. Any commissions paid or any discounts or concessions allowed to any of those persons, and any profits received on the resale of the shares purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

     The shares to be sold in this offering have been listed on the Nasdaq National Market, subject to official notice of issuance.

     We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement and the placement agent’s engagement letter, or the selling stockholders will be entitled to contribution. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders for use in this prospectus, in accordance with the related registration rights agreement and the placement agent’s warrant, or we will be entitled to contribution.

     Once sold under this registration statement to which this prospectus relates, the shares of common stock will be freely tradable in the hands of persons other than our affiliates. We do not know whether any selling stockholder will sell any or all of the shares of common stock offered by this prospectus.

     SONICblue has agreed to bear all expenses of registration of the shares including the Securities and Exchange Commission filing fees, expenses incurred in complying with state securities or “blue sky” laws and up to $10,000 for the fees and disbursements of one legal counsel to all of the selling stockholders, other than fees and expenses, if any, of other advisors to the selling stockholders. Any commissions, discounts, concessions or other fees, if any, payable to underwriters, broker-dealers or agents in connection with any sale of the shares will be borne by the selling stockholders selling those shares.

LEGAL MATTERS

     Selected legal matters with respect to the validity of common stock offered by this prospectus are being passed upon for SONICblue by Pillsbury Winthrop LLP, Palo Alto, California.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in this registration statement. Our financial statements and schedule are incorporated by reference in reliance upon Ernst & Young LLP’s report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission’s public reference room located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. Please call the Commission at 1-800-SEC-0330 for more information on its public reference room. The Commission also maintains an Internet Website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

     We have filed with the Commission a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to the Company and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

DOCUMENTS INCORPORATED BY REFERENCE

     The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed. The documents we incorporate by reference are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2001.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

•	Our current reports on Form 8-K filed on March 22 and April 23, 2002.

•	The description of our common stock contained in our registration statement on Form 8-A filed on January 21, 1993 and Amendment No. 1 thereto filed on September 28, 1999.

•	The description of our Series A Participating Preferred Stock Purchase Rights contained in the registration statement on Form 8-A filed on May 20, 1997, as amended by Form 8-A/A filed on September 28, 1999.

     You may request a copy of these filings, at no cost, by writing or calling us at the following address and number:

Investor Relations
SONICblue Incorporated
2841 Mission College Boulevard
Santa Clara, California 95054
Telephone (408) 588-8000

     We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling stockholders are offering to sell, and seeking offers to buy, only the shares of SONICblue common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.